Mail Stop 3561

September 9, 2008

Mr. John B. Williamson, III
President and Chief Executive Officer
RGC Resources, Inc.
519 Kimball Avenue, N.E.
Roanoke, Virginia 24016

> **Re:** **RGC Resources, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2007**
> **Filed December 21, 2007**
> **File No. 0-26591**

Dear Mr. Williamson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2007

Item 9A. Controls and Procedures, page 13

1. We note your statement that the chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective "subject to the above exception." Given this disclosure, it is unclear whether your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective as of the end of the period covered by the report. Please revise your disclosure to state in clear and unqualified language, the conclusions reached by your chief executive officer and chief financial officer regarding the effectiveness of your disclosure controls and procedures. For

example, you can state that based on management's evaluation of your disclosure controls and procedures as of the end of the period, your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were either effective or ineffective. However, their conclusion should not be subject to an exception regarding an identified material weakness. Refer to Exchange Act Rule 13a-15 and Item 307 of Regulation S-K.

2. We note your disclosure that there were no significant changes in your internal control over financial reporting during the quarter. Please revise to disclose any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting. Otherwise, simply state that there were no changes in internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to affect, your internal control over financial reporting. Refer to paragraph (c) of Item 308 of Regulation S-K.

Report of Independent Registered Public Accounting Firm on the Schedules, page 15

3. It does not appear that you provided a report of your independent accountants on the financial statement schedules for the year ended September 30, 2006 and on the adjustments to the financial statement schedules for the year ended September 30, 2005. Please revise or otherwise advise. Refer to Rule 5-04(c) of Regulation S-X.

Valuation and Qualifying Accounts, page 17

4. Please disclose the nature of deductions to the valuation accounts for each year presented in a footnote to the table. Refer to Rule 12-09 of Regulation S-X.

Signatures, page 19

5. The report should also be signed, in the second signature block, on your behalf by your principal accounting officer in his or her capacity as such. Refer to general instruction D(2)(a) and (b) of Form 10-K. Please revise.

Exhibit 13 Annual Report to Shareholders

Management's Discussion and Analysis, page 10
Contractual Obligations and Commercial Commitments, page 20

6. In future filings, please disclose scheduled interest payments on long-term debt obligations in the table. To the extent that interest rates are variable and unknown, you may use your judgment to determine whether or not to include

estimates of future interest payments. Regardless of whether you decide to include or exclude estimated variable interest payments in the table, you should include a footnote that provides appropriate disclosure to the extent necessary for an understanding of the timing and amount of the contractual obligations. In addition, please include planned and required payments to your defined benefit retirement plans in the table. See Item 303(a)(5) of Regulation S-K and footnote 46 to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations available on our web site at http://www.sec.gov/rules/interp/22-8350.htm.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 7

7. Please tell us the rational for presenting cash receipts and payments under your line of credit agreements on a net basis. Specifically address the guidance in paragraphs 12 and 13 of SFAS 95.

Note 1. Summary of Significant Accounting Policies, page 9

Rate Regulated Basis of Accounting, page 9

8. In future filings, please disclose the amount of any regulatory assets not earning a return, along with the recovery period(s) of such assets. Refer to paragraph 20 of SFAS 71.

Utility Plant and Depreciation, page 10

9. In future filings, please disclose the overall composite rate of depreciation for each year presented.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Condensed Notes to Consolidated Financial Statements Unaudited

10. Please provide the disclosures required by paragraphs 20 and 21 of FIN 48 in future filings.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sondra Snyder at (202) 551-3332, or me at (202) 551-3344 if you have questions regarding the comments or any other matters.

Sincerely,

William H. Thompson
Branch Chief